FROM: Pitts, Patrice
SENT: Tuesday, September 20, 2011 3:33 PM
TO: 'Oh, Min S.'
SUBJECT: Courtesy Copies--FMLI Class L-4/Class C/Class VA-4

For your convenience, I have attached courtesy copies of the responses to SEC staff comments on the following initial registration statements on Form N-4 for First MetLife Investors Variable Annuity Account One--File Nos. 333-176692, 333-176693, and 333-176680--as well as the pages from the prospectus and SAI from each of those registration statements marked to show changes made to the disclosure in response to those SEC staff comments. The attached documents will be filed as EDGAR Correspondence.


PATRICE M. PITTS | COUNSEL


SUTHERLAND ASBILL & BRENNAN LLP
1275 Pennsylvania Avenue NW | Washington, DC 20004-2415
202.383.0548 direct | 202.637.3593 facsimile
patrice.pitts@sutherland.com | www.sutherland.com
----------------------------   ------------------

CIRCULAR 230 DISCLOSURE: To comply with Treasury Department regulations, we inform you that, unless otherwise expressly indicated, any tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties that may be imposed under the Internal Revenue Code or any other applicable tax law, or
(ii) promoting, marketing or recommending to another party any transaction, arrangement, or other matter.

This e-mail message is intended only for the personal use of the recipient(s) named above. This message may be an attorney-client communication and as such privileged and confidential. If you are not an intended recipient, you may not review, copy, or distribute this message. If you have received this communication in error, please notify us immediately by e-mail and delete the original message.

The information contained in this message may be CONFIDENTIAL and is for the intended addressee only. Any unauthorized use, dissemination of the information, or copying of this message is prohibited. If you are not the intended addressee, please notify the sender immediately and delete this message.

14467983_2.DOC

Changed Pages from FMLI Class L-4 (BL 9-19 v as-filed) 11AM.pdf

Changed Pages from FMLI Class C (BL 9-19 v as-filed) 11AM.pdf

Changed Pages from FMLI Class VA-4 (BL 9-19 v as-filed) 11AM.pdf

Changed Page from SAI FMLI NY Class C (BL 9-19 v as-filed).pdf